20004373

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PG Boole, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 North Main Street
(No. and Street)

Sherborn	**MA**	**01770**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip G. Boole **617-763-3541**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Ohab and Company, P.A.
(Name - if individual, state last, first, middle name)

100 E. Sybelia Ave., Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
FEB 18 2020
RECEIVED

SEC
Mail Processing
Section
FEB 18 2020
Washington DC
415

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip G. Boole, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PG Boole LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING DIRECTOR

Title

Subscribed and sworn to before me this 12 day of Feb. 2020

Rosemary Chiasson

Notary Public

ROSEMARY CHIASSON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 11, 2021

This report* contains (check all applicable boxes):

√	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income (Loss).
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
x	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
x	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of PG Boole, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PG Boole, LLC as of December 31, 2019, the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PG Boole, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PG Boole, LLC's management. Our responsibility is to express an opinion on PG Boole, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PG Boole, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I (see page number 9) has been subjected to audit procedures performed in conjunction with the audit of PG Boole, LLC's financial statements. The supplemental information is the responsibility of PG Boole, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as PG Boole, LLC's auditor since 2017.

Maitland, Florida

February 10, 2020

PG BOOLE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current Assets:	
Cash	$ 15,369
Accounts Receivable	287
Prepaid Expenses	1,260
Fixed Assets (Net of Accumulated Depreciation ($4,145)	-
Total Assets	$ 16,916

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:	
Accounts Payable	$ 2,710
Accrued Expenses	4,816
Total Current Liabilities	7,526
Member's Equity:	9,390
Total Liabilities and Member's Equity	$ 16,916

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Retainer	
Client Reimbursement	$ 1,042
Other Income	
Interest	49
Total Revenues	$ 1,091
Operating Expenses:	
Professional fees	20,641
General and administrative	7,430
Occupancy	7,857
Regulatory fees	1,987
Total Operating Expenses	37,915
Net Income (Loss)	$ (36,824)
Member Contributions	$ 15,861
Member Distributions	$ 10,000
Member's Equity, beginning of year	40,353
Member's Equity, end of year	9,390

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (36,824)
Depreciation	777
Net Changes in Operating Assets and Liabilities:	
Decrease in Prepaid Expenses	32
Decrease in Accounts Receivable	30,648
Decrease in Accounts Payable	(540)
Increase in Accrued Expenses	168
Net Cash Used in Operating Activities	(5,739)
Cash Flows Provided by Financing Activities:	
Member Contributions	15,861
Member Distributions	(10,000)
Net Cash Provided by in Financing Activities	5,861
Net Increase in Cash	122
Cash, beginning of year	15,247
Cash, end of year	15,369

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
Notes to the Financial Statements
December 31, 2019

Note 1 – Nature of Business:

PG Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States and Canada. The Company is organized in Massachusetts as a limited liability company (LLC).

Note 2 - Summary of Significant Accounting Policies:

Basis of Accounting:

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received, and records expenses in the period in which incurred rather than paid.

Equipment:

Equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the equipment, which is 5 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Accounts Receivable:

Accounts receivable are comprised of receivables for private placements, retainers, and expense reimbursements. The Company evaluates collectability of its accounts receivables and determines if an allowance for uncollectible accounts is necessary based on the historical payment information or known customer financial concerns. At December 31, 2019, the Company did not deem an allowance for uncollectible accounts to be necessary.

Note 2 - Summary of Significant Accounting Policies: Continued

Revenue Recognition:

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied over a point in time or over time; how to allocate transaction prices when multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints or variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019 all amounts were immaterial.

Cash Equivalents:

For the purposes of the Statements of Financial Conditions and the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and account receivable. The Company maintains cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

PG BOOLE, LLC
Notes to the Financial Statements
December 31, 2019

Note 3 – Equipment:

Cost	$ 4,145
Accumulated Depreciation	4,145
Net	$ 0

Note 4 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2019, the Company had net capital pursuant to Rule 15c3-1 of $7,844 which was $2,844 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital was .96 to 1.

Note 5 – Income Taxes:

The Company is a single member limited liability company taxed as an individual, in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company. The Company has no material uncertain tax provisions to be accounted for in the financial statements.

Note 6 – Commitment and Contingencies:

The Company contracted for its accounting and regulatory compliance services. The contract was for a one-year period ending December 31, 2019 and required various monthly and quarterly payments. Related expenses for the year ended December 31, 2019 were $13,200.

Note 7 – Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for the potential recognition or disclosure through February 10, 2020, the date the financial statements were available to be issued.

Note 8 – Operating Lease:

On January 1, 2019, the Company began accounting for leases under the ASU 2016-02, *Leases (Topic 842)* accounting guidance, amended existing lease accounting guidance. The update requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company is using a modified retrospective approach upon the adoption of this accounting standard.

The Company rents its office space as a tenant at will and, as a result, does not have a right-of-use asset. The Company does not have any lease obligations.

Note 9 – Concentration of Credit Risk:

During the year ended December 31, 2019, the Company did not recognize any income from contracts it engaged in. The low volume of customers and absence of revenue could have a financial impact to the Company's operations.

SUPPLEMENTARY REPORT

PG BOOLE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2019

<u>Computation of Net Capital:</u>	
Total Member's Equity	$ 9,390
Less: Nonallowable Assets	
Prepaid Expenses	1,260
Accounts Receivable	286
Fixed Assets (Net)	
Net Capital	$ 7,844
<u>Computation of Excess Net Capital:</u>	
Net Capital as Calculated Above	$ 7,844
Net Capital Requirement	(5,000)
Excess Net Capital	2,844
<u>Computation of Aggregate Indebtedness to Net Capital:</u>	
Aggregate Indebtedness	7,526
Net Capital as Calculated Above	7,844
Ratio of Aggregate Indebtedness to Net Capital	.96 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited PartIIA of form X-17A-5 as of December 31,2019.

See accompanying report of independent registered public accounting firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of PG Boole, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) PG Boole, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which PG Boole, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) PG Boole, LLC stated that PG Boole, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PG Boole, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PG Boole, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 10, 2020

PG Boole, LLC
18 North Main Street
Sherborn, MA 01770
617-763-3541

Exemption Attestation

PG Boole, LLC Assertions

We confirm, to the best of our knowledge and belief, that:

(1) The Company claimed an exemption from SEC Rule. 15c3-3 under the provisions of in paragraph of (k)(2)(i) throughout the period from January 01, 2019 to December 31, 2019.

(2) The Company met the identified exemption provision in SEC Rule 15c3-3(k)(2)(i) throughout the period from January 01, 2019 to December 31, 2019 without exception.

By: ____________________ Date 2/7/20

Philip Boole
Principal

February 7, 2020